

Mail Stop 3561

February 4, 2010

Mr. Tong Liu
Chairman and Chief Executive Officer
Soko Fitness & Spa Group, Inc.
No. 194, Guogeli Street, Harbin
Heilongjiang Province, China 150001

> **Re:** **Soko Fitness & Spa Group, Inc.**
> **Item 4.01 Form 8-K**
> **Filed January 14, 2010**
> **File No. 333-132429**

Dear Mr. Liu:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

William H. Thompson
Accounting Branch Chief

cc: Lawrence A. Rosenbloom, Esq.
Ellenoff Grossman & Schole LLP